Mail Stop 3561


									September 13, 2005




Mr. Joel Sens
Chief Executive Officer
Seawright Holdings, Inc.
600 Cameron Street
Alexandria, Virginia 22314


		RE:	Seawright Holdings, Inc.
			Form 10-KSB for Fiscal Year Ended December 31, 2004 Forms 10-QSB for Fiscal Quarters Ended March 31, 2005 and June 30,
2005
			Filed April 15, 2005, May 23, 2005 and August 22,
2005
			File No.  333-56848

Dear Mr. Sens:

		We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Item 8A. Controls and Procedures, page 23

1. In future filings, please revise your disclosure regarding changes to internal controls over financial reporting to identify "any changes," not just "significant" changes that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of Regulation S-B.

Notes to Financial Statements

Note E. Private Placement and Convertible Promissory Notes
Payable,
page F-19

2. Please tell us more about how you allocated the proceeds of your
984 units of equity and convertible promissory notes. Ensure your response addresses how your allocation method complies with the requirement in paragraph 5 of EITF 00-27 that you allocate the proceeds to the convertible promissory notes with non-detachable warrants and to the common stock on a relative fair value basis. Please also explain your allocation of debt discount to the non-detachable warrants with reference to paragraph 16 of APB 14.

Note F. Capital Stock, page F-21

3. Please explain how you arrived at the fair value you are using on the date of issuance of your common stock in April 2004 and your common stock issued with your private placement of your units to various individuals. In your response, tell us the bid/ask price of your common stock as determined on the OTC Bulletin Board Market on the dates of issuance of the shares. Quoted market price generally represents the most accurate method to fair value stock absent countervailing factors.

Note I. Related Party Transactions, page F-25

4. Please tell us your basis in GAAP for presenting the overpayments to the Company`s President as "other expense" versus presenting amounts as a capital distribution or notes receivable. Your disclosure indicates that your expectation was that the overpayments would be recovered. See SAB Topics 4:E and 4:G. Revise your Form 10-KSB and your Form 10-QSB for the quarter ended June 30, 2005 accordingly, or tell us why no revision is necessary.


Note K.  Per Share, page F-25

5. Please disclose those securities that could potentially dilute basic loss per share not included in the computation. See paragraph
40(c) of SFAS 128

Form 10-QSB for the Quarter Ended June 30, 2005

Condensed Consolidated Statements of Cash Flows, page 7

6. Tell us how you calculated cash flows from investing activities for the six months ended June 30, 2005. It appears that you have included proceeds from sales of trading securities in investing activities, rather than in operating activities as required by paragraph 18 of SFAS 115. Please advise or revise, as necessary.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Joel Sens
Seawright Holdings, Inc.
September 13, 2005
Page 4